SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of May, 2015

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Publication according to § 26 paragraph. 1 WpHG  with the objective of Europe-wide distribution

Notification of voting rights pursuant to Art. 25, Sec. 1 WpHG
We received the following notification pursuant to Art. 25, Sec. 1 WpHG on
May 05, 2015:

1. Listed company:
AIXTRON SE
Dornkaulstraße 2, 52134 Herzogenrath, Germany

2. Notifier:
Credit Suisse AG, Zurich, Switzerland

3. Triggering event:
Exceeding Threshold

4. Threshold(s) crossed or reached:
5%

5. Date at which the threshold is crossed or reached:
28.04.2015

6. Total amount of voting rights:
5.04% (equals 5678936 voting rights)
calculated from the following total number of voting rights issued:
112701905

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to
Art. 25 WpHG:
3.86% (equals 4345764 voting rights)

thereof held indirectly:
2.92% (equals 3295597 voting rights)

Voting rights pursuant to Art. 21, 22 WpHG:
1.18% (equals 1333172 voting rights)

8. Detailed information on financial/other instruments pursuant to Art. 25
WpHG:

Chain of controlled undertakings:
Credit Suisse Investments (UK), Credit Suisse Investment Holdings (UK),
Credit Suisse Securities (Europe) Limited, Credit Suisse Holdings (USA),
Inc., Credit Suisse (USA) Inc., Credit Suisse Securities (USA) LLC, Credit
Suisse Prime Securities Services (USA) LLC

ISIN or name/description of the financial/other instrument:
Exercise period: Right to recall for SLB
Maturity: undefined
Expiration date:

Furthermore, we received the following notification pursuant to Art. 25,
Sec. 1 WpHG on May 05, 2015:

1. Listed company:
AIXTRON SE
Dornkaulstraße 2, 52134 Herzogenrath, Germany

2. Notifier:
Credit Suisse Group AG, Zurich, Switzerland

3. Triggering event:
Exceeding Threshold

4. Threshold(s) crossed or reached:
5%

5. Date at which the threshold is crossed or reached:
28.04.2015

6. Total amount of voting rights:
5.04% (equals 5678936 voting rights)
calculated from the following total number of voting rights issued:
112701905

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to
Art. 25 WpHG:
3.86% (equals 4345764 voting rights)

thereof held indirectly:
3.86% (equals 4345764 voting rights)

Voting rights pursuant to Art. 21, 22 WpHG:
1.18% (equals 1333172 voting rights)

8. Detailed information on financial/other instruments pursuant to Art. 25
WpHG:

Chain of controlled undertakings:
Credit Suisse AG, Credit Suisse Investments (UK), Credit Suisse Investment
Holdings (UK), Credit Suisse Securities (Europe) Limited, Credit Suisse
Holdings (USA), Inc., Credit Suisse (USA) Inc., Credit Suisse Securities
(USA) LLC, Credit Suisse Prime Securities Services (USA) LLC

ISIN or name/description of the financial/other instrument:
Exercise period: Right to recall for SLB
Maturity: undefined
Expiration date:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	May 8, 2015	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO